BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

February 12, 2026

BNY Mellon Advantage Funds, Inc.

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver and Expense Limitation – BNY Mellon Global Real Return Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Global Real Return Fund (the "Fund"), a series of BNY Mellon Advantage Funds, Inc. (the "Company"), as follows:

The Fund's investment adviser, BNYIA, has contractually agreed, for so long as the fund invests in the subsidiary, to waive the management fee it receives from the fund in the amount equal to the management fee paid to BNYIA, Inc. by the subsidiary. In addition, BNYIA has contractually agreed, until February 27, 2027, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .90%. On or after February 27, 2027, BNYIA may terminate this expense limitation agreement at any time. Because "acquired fund fees and expenses" are incurred indirectly by the fund, as a result of its investments in underlying funds, such fees and expenses are not included in the expense limitation.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYIA to lower the net amounts shown and may only be terminated prior to February 27, 2027, in the event of termination of the Management Agreement between BNYIA and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Vice President and Director

Accepted and Agreed To:

BNY Mellon ADVANTAGE FUNDS, INC.

By:	/s/ Amanda Quinn

Amanda Quinn

Assistant Secretary